SHIN
CORPORATION

07027072

2007 OCT -3 A 10:59

October 2, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 084/2007 and SH 087/2007**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 10/2007.
2. Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in September 2007.

Date: October 2, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

Faithfully yours,

Pangpichon A.

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

10/3

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
October 2, 2007

SH 084/2007

September 25, 2007

Subject: Notification of the Resolutions of Board of Directors Meeting No. 10/2007 of Shin Corporation Plc. ("the Company") regarding an increase of capital in a subsidiary and a change in the board of directors.

To: The President
Stock Exchange of Thailand

We would like to inform you that at Board of Directors Meeting No. 10/2007 held on September 25, 2007 from 1.00 – 4.00 p.m. at the Board Room on the 30th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400, the Board of Directors Meeting resolved the following matters:

1. Approved a capital injection in Capital OK Company Limited ("OK"), which is a subsidiary of the Company (99.99% held by the Company) in the amount of Baht 2,300 million. After the capital increase, the total registered and paid-up capital of OK will be Baht 7,500 million.

2. Approved a loan to OK in the amount of Baht 700 million. The interest rate will be 3.5% above the average rate of the three-month fixed deposit rate of three major banks (namely, Bangkok Bank, Kasikorn Bank and Siam Commercial Bank), which is 5.75% per annum. The loan is payable when called.

   The objectives of the capital increase and loan to OK will be to support the working capital and prepare its loan repayment. (Currently, OK has loans from financial institutes of approximately Baht 3,800 million.)

   As the size of the transaction is lower than 15% of the Company's total assets as recorded in the reviewed financial statement dated June 30, 2007, it is not necessary for the Company to follow the SET regulation regarding the acquisition and disposition of assets.

3. Approved the appointment of Mr. Boon Swan Foo as a Director, Chairman of the Remuneration Committee and Chairman of the Nomination and Governance Committee as proposed by the Nomination and Governance Committee, to replace Mr. Phoon Siew Heng who will resign on September 26, 2007, and designated the authorized signatories as follows:

   "Mr. Boon Swan Foo, Mrs. Thitima Rungkwansiriroj, Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon. Any two of these four directors may jointly sign documents with the Company's seal affixed."

Summary Translation Letter
To the Stock Exchange of Thailand
October 2, 2007

SH 087/2007

October 2, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in September 2007

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	18,083,700	13,660,200	16,000,000	14,256,100
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	12.269	32.681	37.981	35.353
Exercise Ratio (warrant : common share)	1:1.11410		1:1.09950	1 : 1.06582
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in September 2007, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	3,955,700	9,138,700	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	5,254,001	11,613,177	19,445,000	15,756,100

END